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                                                  OMB Number 3235-0287
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

    Hellman                          F.                 Warren
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   (Last)                           (First)             (Middle)

    One Maritime Plaza, Suite 1200
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                                    (Street)

    San Francisco                   California           94111
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticket or Trading Symbol

     Young & Rubicam Inc. (YNR)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

     11/99

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock,
par value $0.01 per share             See Note (1)   See Note (1)   See Note (1) See Note (1)    See Note (1)    See Note (1)
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Common Stock,                                        J (See Note                 A N/A (See
par value $0.01 per share             11/17/99       (2))           283,910      Note 2)         283,910             I
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Option Shares                         See Note (1)   See Note (1)   See Note (1) See Note (1)    See Note (1)    See Note (1)
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Explanation of Responses:

Note (1)

An aggregate of 6,740,220 shares of Common Stock were owned by Hellman & Friedman Capital Partners III, L.P. ("HFCP III"), H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. (collectively, the "H&F Investors") as of November 17, 1999 (including an aggregate of 2,530,260 shares acquired by the H&F Investors on November 16, 1999 upon the exercise of options to purchase shares of Common Stock at an exercise price of $7.667 per share). On November 17, 1999, the H&F Investors distributed an aggregate of 1,508,777 shares to some of the limited partners and to individuals and entities that control the H&F Investors. The H&F Investors currently do not beneficially own any shares of common stock. On November 17, 1999, the H&F Investors sold an aggregate of 5,231,443 shares of Common Stock at $46.56 per share. The sole general partner of the H&F Investors is H&F Investors III, L.P. ("Investors III"). The managing general partner of Investors III is Hellman & Friedman Associates III, L.P. ("Associates III"), and the managing general partner of Associates III is H&F Investors, Inc. ("H&F Inc."). The sole shareholder of H&F Inc. is The Hellman Family Revocable Trust (the "Trust"). Mr. F. Warren Hellman is a director of H&F Inc. and a trustee of the Trust. The investment decisions of H&F Inc. are made by an executive committee, of which Mr. Hellman is a member. The executive committee indirectly exercises sole voting and investment power with respect to the shares held by HCFP III. Note (2)

Note (2)

On November 17, 1999, Mr. Hellman received the shares of Common Stock pursuant to the distribution by the H&F Investors described in Note 1 above. Mr. Hellman holds his shares of common stock indirectly through the Trust and Locust Street Group III, L.P. in which he is the general partner.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ F. Warren Hellman                           12/10/99
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 **Signature of Reporting Person                 Date

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